Mail Stop 4561

October 22, 2008

Grant Evans
Chief Executive Officer
ActivIdentity Corporation
6623 Dumbarton Circle
Fremont, CA 94555

> **Re: ActivIdentity Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed December 14, 2007**
> **File No. 000-50223**

Dear Mr. Evans:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief